UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
			WASHINGTON, D.C.  20549

			SCHEDULE 13G
			Under the Securities Exchange Act of 1934

			NCI BUILDING SYSTEMS
			COMMON STOCK
			CUSIP NUMBER 628852105

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
		[X] Rule 13d-1(b)
		[ ] Rule 13d-1(c)
		[ ] Rule 13d-1(d)

CUSIP No.  628852105

1. Name of Reporting Person:	J.L. Kaplan Associates, LLC
   I.R.S. Identification No.:	04-2678019

2. Check the Appropriate Box if a Member of a Group:
a) N/A
b) N/A

3. SEC Use Only

4. Place of Organization:	BOSTON, MASSACHUSETTS

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power:  779,800
6. Shared Voting Power: 0 shares
7. Sole Dispositive Power: 1,088,400 shares
8. Shared Dispositive Power: 0 shares

9. Aggregate Amount Beneficially Owned by Each Reporting Person:
1,088,400 shares

10. Check if the Aggregate Amount in Row(9) Excludes Certain Shares:
n/a

11. Percent of Class Represented by Amount in Row(9):
5.88%

12. Type of Reporting Person: IA

Item 1.(a)Name of Issuer: NCI BUILDING SYSTEMS
       (b)Address of Issuer's Principal Executive Offices
			7301 Fairview
			Houston, Tx 77041

Item 2.(a)Name of Person Filing: J.L. Kaplan Associates, LLC
       (b)Address of Principal Business Office or, if none, Residence 222 Berkeley Street, Suite 2010
		Boston, MA  02116

       (c)Citizenship: USA
       (d)Title of Class of Securities: COMMON STOCK
       (e)CUSIP Number: 628852105

Item 3.If this statement is filed pursuant to Rules 240.13d-1(b) or 240.13d-2(b) or(c), check whether the person filing is a:
(a)[ ]Broker or dealer registered under section 15 of the Act(15 U.S.C. 78o)
(b)[ ]Bank as defined in section 3(a)(6) of the Act(15 U.S.C. 78c)
(c)[ ]Insurance company as defined in section 3(a)(19) of the Act(15 U.S.C. 78c)
(d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)[x]An investment adviser in accordance with Rules 240.13d-1(b)(1)(ii)(E);
(f)[ ]An employee benefit plan or endowment fund in accordance with Rules 240.13d-1(b)(1)(ii)(F);
(g)[ ]A parent holding company or control person in accordance with Rules 240.13d-1(b)(1)(ii)(G);
(h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);
(j)[ ]Group, in accordance with Rules 240.13d-1(b)(1)(ii)(J).

Item 4.Ownership
Provide the following information regarding the aggregate number and percentage of the class of  securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,088,400shares
(b) Percent of class: 5.88%
(c)Number of shares as to which the person has:
	(i)Sole power to vote or to direct the vote: 779,800 shares
 	(ii)Shared power to vote or to direct the vote: 0 shares
	(iii)Sole power to dispose or to direct the disposition of: 1,088,400 shares
	(iv)Shared power to dispose or to direct the disposition of: 0 shares

Item 5.Ownership of Five Percent or Less of a Class: n/a

Item 6.Ownership of More than Five Percent on Behalf of Another Person: n/a

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: n/a

Item 8.Identification and Classification of Members of the Group: n/a

Item 9.Notice of Dissolution of Group: n/a

Item 10.Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 1999


JAMES L. KAPLAN


President
J.L. Kaplan Associates, LLC